Filed Pursuant to Rule 424(b)(3)
Registration No. 333-223895

PROSPECTUS SUPPLEMENT NO. 14
(To Prospectus Dated April 17, 2018)

SKYE BIOSCIENCE, INC.

Up to 140,694,163 Shares of Common Stock

This prospectus supplement no. 14 supplements the prospectus dated April 17, 2018, relating to the resale by the selling shareholders identified in such prospectus of up to 140,694,163 shares of common stock of Skye Bioscience, Inc. (formerly, Emerald Bioscience, Inc.), $0.001 par value (the “Common Stock”), including (i) 32,500,000 shares of Common Stock and 44,200,000 shares of Common Stock issuable upon exercise of warrants, which we sold to investors in a private placement on January 19, 2018 and February 16, 2018, (ii) 9,000,000 shares of Common Stock issued upon conversion of a secured promissory note for a convertible loan on January 19, 2018, (iii) 20,000,000 shares of Common Stock, which equals the number of shares of Common Stock issued upon the conversion of shares of our Series F Convertible Preferred Stock, par value $0.001 per share (“Series F Preferred Stock”), (iv) 2,000,000 shares of Common Stock, which equals the number of shares of Common Stock issued upon the conversion of shares of our Series D Convertible Preferred Stock, par value $0.001 per share (“Series D Preferred Stock”), (v) 28,335,000 shares of Common Stock issued upon the conversion of shares of our Series B Convertible Preferred Stock, par value $0.001 per share (“Series B Preferred Stock”), 1,781,250 shares of Common Stock issued upon the exercise of the warrants which we sold to investors in a private placement on August 20, 2015 and 1,843,750 shares of Common Stock issuable upon exercise of the warrants which we sold to investors in a private placement on August 20, 2015, (vi) 241,663 shares of Common Stock which we sold to investors in a private placement on January 7, 2015 and (vii) 792,500 shares of Common Stock issuable upon exercise of warrants issued to our placement agents.

This prospectus supplement incorporates into our prospectus the information contained in our attached Quarterly Report on Form 10-Q, which was filed with the Securities and Exchange Commission on August 5, 2021.

You should read this prospectus supplement in conjunction with the prospectus, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in the prospectus supplement supersedes the information contained in the prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any supplements and amendments thereto.

You should carefully consider matters discussed under the caption “Risk Factors” beginning on page 8 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 5, 2021.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-Q
(Mark One)
☒    QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended June 30, 2021
or
☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________ to ___________
Commission File Number: 000-55136
Skye Bioscience, Inc.
_____________________________________________________________
(Exact name of registrant as specified in its charter)

Nevada	45-0692882
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
5910 Pacific Center Blvd, Suite 320, San Diego, CA 92121
(Address of principal executive offices) (Zip Code)
(949) 480-9051
(Registrant’s telephone number, including area code)
_____________________________________________________________
(Former name, former address and former fiscal year, if changed since last report)
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	None	None
Securities registered pursuant to Section 12(g) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001	SKYE	OTCQB
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes     ☐ No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes     ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No
As of August 4, 2021, there were 417,247,333 shares of the issuer’s $0.001 par value common stock issued and outstanding.

FORWARD-LOOKING STATEMENTS
Statements in this Quarterly Report on Form 10-Q that are not descriptions of historical facts are forward-looking statements that are based on management’s current expectations and assumptions and are subject to risks and uncertainties. If such risks or uncertainties materialize or such assumptions prove incorrect, our business, operating results, financial condition and stock price could be materially and negatively affected. In some cases, you can identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” “will,” “would” or the negative of these terms or other comparable terminology. Factors that could cause actual results to differ materially from those currently anticipated include those set forth in the section below titled “Risk Factors,” including, without limitation, risks relating to:
•the results of our research and development activities, including uncertainties relating to the discovery of potential product candidates and the preclinical and clinical testing of our product candidates;
•the early stage of our product candidates presently under development;
•our need for substantial additional funds in order to continue our operations, and the uncertainty of whether we will be able to obtain the funding we need;
•our ability to obtain and, if obtained, maintain regulatory approval of our current product candidates, and any of our other future product candidates, and any related restrictions, limitations, and/or warnings in the label of any approved product candidate;
•our ability to retain or hire key scientific or management personnel;
•our ability to protect our intellectual property rights that are valuable to our business, including patent and other intellectual property rights;
•our dependence on University of Mississippi, third party manufacturers, suppliers, research organizations, testing laboratories and other potential collaborators;
•our ability to develop successful sales and marketing capabilities in the future as needed;
•the size and growth of the potential markets for any of our approved product candidates, and the rate and degree of market acceptance of any of our approved product candidates;
•competition in our industry;
•the duration and impact of the novel coronavirus (“COVID-19”) pandemic; and
•regulatory developments in the United States and foreign countries.
We operate in a rapidly changing environment and new risks emerge from time to time. As a result, it is not possible for our management to predict all risks, such as the COVID-19 outbreak and associated business disruptions including delayed clinical trials and laboratory resources, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. The forward-looking statements included in this report speak only as of the date hereof, and except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this report to conform these statements to actual results or to changes in our expectations.

PART I - FINANCIAL INFORMATION
Item 1. Financial Statements
SKYE BIOSCIENCE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2021	December 31, 2020
	(Unaudited)	(Note 2)
ASSETS
Current assets
Cash	$5,186,331	$2,469,410
Restricted cash	4,569	4,566
Prepaid expenses and other current assets	262,836	190,409
Prepaid expenses - related parties	14,805	—
Total current assets	5,468,541	2,664,385

Property and equipment, net	15,563	7,341
Other asset - related party	4,000	—
Total assets	$5,488,104	$2,671,726

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$382,139	$364,340
Accounts payable to related party	15,038	17,032
Accrued interest due to related party	86,737	44,087
Accrued payroll liabilities	112,507	61,547
PPP loan current	—	64,062
Other current liabilities	554,130	197,564
Derivative liabilities	397,565	38,567
Total current liabilities	1,548,116	787,199

Non-current liabilities
PPP loan non-current	—	52,638
Multi-draw credit agreement - related party	450,000	450,000
Convertible multi-draw credit agreement - related party, net of discount	1,218,884	931,103
Total liabilities	3,217,000	2,220,940

Commitments and contingencies

Stockholders’ equity
Preferred stock, $0.001 par value; 50,000,000 and 20,000,000 shares authorized at June 30, 2021 and December 31, 2020, respectively; no shares issued and outstanding at June 30, 2021 and December 31, 2020	—	—
Common stock, $0.001 par value; 5,000,000,000 and 500,000,000 shares authorized at June 30, 2021 and December 31, 2020, respectively; 396,080,666 and 288,074,415 shares issued and outstanding at June 30, 2021 and December 31, 2020, respectively	396,081	288,074
Additional paid-in-capital	44,793,548	38,896,693
Accumulated deficit	(42,918,525)	(38,733,981)
Total stockholders’ equity	2,271,104	450,786
Total liabilities and stockholders’ equity	$5,488,104	$2,671,726
See accompanying notes to the condensed consolidated financial statements.

SKYE BIOSCIENCE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(UNAUDITED)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2021	2020	2021	2020
Operating expenses
Research and development	$880,672	$428,529	$1,490,328	$1,228,141
General and administrative	949,002	792,129	2,076,608	2,203,725
Total operating expenses	1,829,674	1,220,658	3,566,936	3,431,866

Operating loss	(1,829,674)	(1,220,658)	(3,566,936)	(3,431,866)

Other expense (income)
Change in fair value of derivative liabilities	120,648	26,353	358,998	(9,550)
Interest expense	190,058	171,625	374,963	337,980
Gain on forgiveness of PPP loan	(117,953)	—	(117,953)	—
Total other expense, net	192,753	197,978	616,008	328,430

Loss before income taxes	(2,022,427)	(1,418,636)	(4,182,944)	(3,760,296)

Provision for income taxes	1,600	1,600	1,600	1,600

Net loss and comprehensive loss	$(2,024,027)	$(1,420,236)	$(4,184,544)	$(3,761,896)

Loss per common share:
Basic	$(0.01)	$(0.01)	$(0.01)	$(0.02)
Diluted	$(0.01)	$(0.01)	$(0.01)	$(0.02)

Weighted average shares of common stock outstanding used to compute earnings per share:
Basic	378,427,575	183,052,175	357,770,295	182,654,571
Diluted	378,427,575	183,052,175	357,770,295	182,654,571

See accompanying notes to the condensed consolidated financial statements.

SKYE BIOSCIENCE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	For the Six Months Ended June 30,
	2021	2020
Cash flows from operating activities:
Net Loss	$(4,184,544)	$(3,761,896)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,948	731
Stock-based compensation expense	258,279	92,851
Change in fair value of derivative liabilities	358,998	(9,550)
Amortization of debt discount	287,781	264,391
Gain on forgiveness of PPP loan	(117,953)	—
Changes in assets and liabilities:
Prepaid expenses and other current assets	(72,427)	41,352
Prepaid expenses - related parties	(14,805)	—
Other asset - related party	(4,000)	—
Accounts payable	17,799	966,474
Accounts payable to related party	(1,994)	67,290
Accrued interest due to related party	42,650	37,726
Accrued payroll liabilities	50,960	194,979
Other current liabilities	357,819	(188,501)
Net cash used in operating activities	(3,019,489)	(2,294,153)

Cash flows from investing activities:
Purchase of property and equipment	(10,170)	—
Net cash used in investing activities	(10,170)	—

Cash flows from financing activities:
Proceeds from multi-draw credit agreement – related party, net of $0 and $9,301 issuance costs for the June 30, 2021 and June 30, 2020 periods, respectively	—	450,000
Proceeds from PPP loan	—	116,700
Proceeds from common stock warrant exercises	5,730,000	—
Proceeds from pre-funded warrant exercises	11,800	—
Proceeds from stock option exercises	4,783	—
Net cash provided by financing activities	5,746,583	566,700

Net increase (decrease) in cash and restricted cash	2,716,924	(1,727,453)

Cash and restricted cash, beginning of period	$2,473,976	$1,834,515

Cash and restricted cash, end of period	$5,190,900	$107,062

Supplemental disclosures of cash-flow information:
Reconciliation of cash and restricted cash:
Cash	$5,186,331	$102,524
Restricted cash	4,569	4,538
Total cash and restricted cash shown in the consolidated statements of cash flows	$5,190,900	$107,062

Cash paid during the period for:
Interest	$44,087	$—
Income taxes	1,600	1,600

Supplemental disclosures of non-cash financing activities:
Reclassification of warrant liabilities to equity from exercise of warrants	$—	$26,563
See accompanying notes to the condensed consolidated financial statements.

SKYE BIOSCIENCE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
(UNAUDITED)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amounts
Balance, January 1, 2020	182,895,247	$182,895	$32,538,445	$(32,173,282)	$548,058

Stock-based compensation expense	—	—	64,142	—	64,142

Series B warrant exercises	312,500	313	26,250	—	26,563

Net loss for the three months ended March 31, 2020	—	—	—	(2,341,660)	(2,341,660)

Balance, March 31, 2020	183,207,747	$183,208	$32,628,837	$(34,514,942)	$(1,702,897)

Stock-based compensation expense	—	—	28,709	—	28,709

Net loss for the three months ended June 30, 2020	—	—	—	(1,420,236)	(1,420,236)

Balance, June 30, 2020	183,207,747	$183,208	$32,657,546	$(35,935,178)	$(3,094,424)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amounts
Balance, January 1, 2021	288,074,415	$288,074	$38,896,693	$(38,733,981)	$450,786

Stock-based compensation expense	600,000	600	145,980	—	146,580

Exercise of common stock warrants	67,166,667	67,167	3,962,833	—	4,030,000

Exercise of pre-funded warrants	11,800,000	11,800	—	—	11,800

Net loss for the three months ended March 31, 2021	—	—	—	(2,160,517)	(2,160,517)

Balance, March 31, 2021	367,641,082	$367,641	$43,005,506	$(40,894,498)	$2,478,649

Stock-based compensation expense	—	—	111,699	—	111,699

Exercise of common stock options	106,250	107	4,676	—	4,783

Exercise of common stock warrants	28,333,334	28,333	1,671,667	—	1,700,000

Net loss for the three months ended June 30, 2021	—	—	—	(2,024,027)	(2,024,027)

Balance, June 30, 2021	396,080,666	$396,081	$44,793,548	$(42,918,525)	$2,271,104
See accompanying notes to the condensed consolidated financial statements.

SKYE BIOSCIENCE, INC. AND SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
1. Nature of Operations and Business Activities
Nature of Operations
Skye Bioscience, Inc. (the “Company”) was initially incorporated in Nevada on March 16, 2011 as Load Guard Logistics, Inc. On October 31, 2014, the Company closed a reverse merger transaction (the “Merger”) pursuant to which Nemus, a California corporation (“Nemus Sub”), became the Company’s wholly owned subsidiary, and the Company assumed the operations of Nemus Sub. Nemus Sub was incorporated in the State of California on July 17, 2012. On November 3, 2014, the Company changed its name to Nemus Bioscience, Inc. by merging with Nemus Sub to form a Nevada company.
Effective March 25, 2019, the Company changed its name from Nemus Bioscience, Inc. to Emerald Bioscience, Inc. Effective January 19, 2021, the Company changed its name from Emerald Bioscience, Inc. to Skye Bioscience, Inc.
In August 2019, the Company formed a new subsidiary in Australia, SKYE Bioscience Pty Ltd. (formerly "EMBI Australia Pty Ltd."), an Australian proprietary limited company (“SKYE Bioscience Australia”), in order to qualify for the Australian government’s research and development tax credit for research and development dollars spent in Australia. The primary purpose of SKYE Bioscience Australia is to conduct clinical trials for the Company’s product candidates.
The Company is a biopharmaceutical company located in San Diego, California that plans to research, develop and commercialize therapeutics derived from cannabinoids through several license agreements with the University of Mississippi (“UM”). UM is an entity federally permitted and licensed to cultivate cannabis for research purposes in the United States.
As of June 30, 2021, the Company has devoted substantially all its efforts to securing product licenses, carrying out research and development, building infrastructure and raising capital. The Company has not yet realized revenue from its planned principal operations and is a number of years away from potentially being able to do so.
Liquidity and Going Concern
The Company has incurred operating losses and negative cash flows from operations since inception and as of June 30, 2021, had an accumulated deficit of $42,918,525. As of June 30, 2021, the Company had unrestricted cash in the amount of $5,186,331. The Company expects to continue to incur significant losses through the second half of 2021 and into 2022 and expects to incur significant losses and negative cash flows from operations in the future.
The Company’s continued existence is dependent on its ability to raise sufficient additional funding to cover operating expenses and to carry out its research and development activities. As the Company approaches its first clinical trial, it expects to ramp up research and development spending and to increase cash used in operating activities. However, based on the Company’s expected cash requirements, without obtaining additional funding by December 2021, management believes that the Company will not have enough funds to continue clinical studies. These conditions give rise to substantial doubt as to the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.
The Company’s continued existence is dependent on its ability to raise sufficient additional funding to cover operating expenses and to carry out its research and development activities. On October 5, 2018, the Company entered into a Multi-Draw Credit Agreement (the “Credit Agreement”) with Emerald Health Sciences (See Note 4).
On April 29, 2020, the Company entered into an Amended and Restated Multi-Draw Credit Agreement (the “Amended Credit Agreement”) with Emerald Health Sciences (See Note 4). The Amended Credit Agreement provides for a credit facility in the principal amount of up to $20,000,000. As of June 30, 2021, the Company has drawn down on $6,450,000 of the Amended Credit Agreement and may draw down up to the remaining amount. However, the Company does not consider the facility available until advance requests are approved, drawn down and funded. The Amended Credit Agreement is still in place, however, there is no guarantee of continued funding from Emerald Health Sciences.
On April 22, 2020, the Company entered into a Paycheck Protection Program Promissory Note in the principal amount of $116,700 (the “PPP Loan”) from City National Bank (the “PPP Loan Lender”). The PPP Loan was obtained pursuant to the Paycheck Protection Program (the “PPP”) of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”)

administered by the U.S. Small Business Administration (“SBA”). During the three months ended June 30, 2021, the full amount of principal and accrued interest was forgiven and the Company realized a gain of $117,953 (Note 4).

The Company plans to continue to pursue funding through public or private equity or debt financings, licensing arrangements, asset sales, government grants or other arrangements. However, the Company cannot provide any assurances that such additional funds will be available on reasonable terms, or at all. If the Company raises additional funds by issuing equity securities, dilution to existing stockholders would result.
In December 2019, a novel strain of coronavirus (“COVID-19”) emerged in Wuhan, China. Since then, it has spread to the United States and infections have been reported around the world. On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 as a global pandemic, which continues to spread around the world and throughout the United States and Australia, where the Company has operations and conducts laboratory research and clinical studies. In response to the outbreak, federal and state authorities in the United States have introduced various recommendations and measures to try to limit the pandemic, including travel restrictions, border closures, nonessential business closures, quarantines, self-isolations, shelters-in-place and social distancing. The COVID-19 outbreak and the response of governmental authorities to try to limit it are having a significant impact on the private sector and individuals, including unprecedented business, employment and significant economic disruptions to the global financial markets. These disruptions are likely to impact the Company’s ability to raise additional capital and obtain the necessary funds.
Notably, the Company relies on third party manufacturers to produce its product candidates. The manufacturing of the active pharmaceutical ingredient of THCVHS is conducted in the United States. Formulation of the eye drop for testing is also performed in the United States but can rely on regulatory-accepted excipients that can be sourced from countries outside the United States. In connection with the COVID-19 pandemic, there could possibly be an impact on sourcing materials that are part of the eye drop formulation, as well as impacting volunteer and/or patient recruitment in Australia for clinical studies. The location of the proposed clinical trial are clinical sites in Australia and since the COVID-19 outbreak in that country, the multiple cities have experienced health emergency lockdowns which have had a negative impact on the conduct and timelines of clinical studies. Therefore, the Company has shifted its first-in-human studies of THCVHS to the second quarter of 2022.
After considering the plans to alleviate substantial doubt, management has concluded that there is substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. The accompanying Condensed Consolidated Financial Statements do not include any adjustments that might result from the outcome of this uncertainty.
2. Summary of Significant Accounting Policies
Basis of Presentation
In the opinion of management, the accompanying Unaudited Condensed Consolidated Financial Statements have been prepared on a consistent basis with the Company’s Audited Consolidated Financial Statements for the year ended December 31, 2020, and include all adjustments, consisting of only normal recurring adjustments, necessary to fairly state the information set forth herein. The Condensed Consolidated Financial Statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission (“SEC”) and therefore, omit certain information and footnote disclosures necessary to present the financial statements in accordance with generally accepted accounting principles in the United States (“GAAP”).
The results of operations for the three and six months ended June 30, 2021 are not necessarily indicative of the results to be expected for the year ending December 31, 2021 or any future periods. The Condensed Consolidated Balance Sheet as of December 31, 2020 was derived from the Company’s audited financial statements as of December 31, 2020, which are included in the Company’s Annual Report on Form 10-K filed with the SEC on March 1, 2021. The unaudited financial statements included in this Quarterly Report on Form 10-Q should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020, which includes a broader discussion of the Company’s business and the risks inherent therein.
Use of Estimates
The preparation of the Condensed Consolidated Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Condensed Consolidated Financial Statements and the reported amounts of income and expense during the reporting period. Actual results could differ from those estimates. The most significant accounting estimates inherent in the preparation of the Company’s financial statements include estimates and judgements as to the appropriate carrying values of equity instruments, derivative liabilities, debt with embedded features and the valuation of our stock based compensation awards, which are not readily apparent from other sources
Risks and Uncertainties
The Company’s operations are subject to a number of risks and uncertainties, including but not limited to, changes in the general economy, the size and growth of the potential markets for any of the Company’s product candidates, uncertainties related to the impact of COVID-19 (Note 2), results of research and development activities, uncertainties surrounding regulatory developments in the United States and Australia, and the Company’s ability to attract new funding.
Fair Value Measurements
Certain assets and liabilities are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (the “exit price”) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. A fair value hierarchy based on three levels of inputs, of which the first two are considered observable, and the last is considered unobservable, is used to measure fair value:
Level 1:    Valuations for assets and liabilities traded in active markets from readily available pricing sources such as quoted prices in active markets for identical assets or liabilities.
Level 2:    Observable inputs (other than Level 1 quoted prices) such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.
Level 3:    Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.
The carrying values of the Company’s financial instruments, with the exception of the Amended Credit Agreement and derivative liabilities, including, cash, prepaid expenses, accounts payable and other current liabilities approximate their fair value due to the short maturities of these financial instruments. The derivative liabilities are valued on a recurring basis utilizing Level 3 inputs (Note 3).
As of June 30, 2021 and December 31, 2020, the Company estimated that the fair value of the Amended Credit Agreement was materially consistent with the fair value estimate as of December 31, 2019 of $1,877,938, plus the non-convertible advances made in 2020. This determination was based on the following considerations: (i) the Company has not experienced any significant change in its credit worthiness or operations year over year, (ii) there have been no repayments or convertible draws, (iii) the facility is closer to maturity, and (iv) the embedded conversion feature on the convertible advances is out-of-the-money at the reporting date. Information pertinent to estimating the fair value of the Amended Credit Agreement includes valuing the embedded conversion feature and considering the discounted cash flows of the interest and principal payments through maturity (Note 4).
Convertible Instruments
The Company accounts for hybrid contracts with embedded conversion features in accordance with GAAP. ASC 815, Derivatives and Hedging Activities (“ASC 815”) requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria includes circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument.
The Company accounts for convertible debt instruments with embedded conversion features in accordance with ASC 470-20, Debt with Conversion and Other Options (“ASC 470-20”) if it is determined that the conversion feature should not be bifurcated from their host instruments. Under ASC 470-20, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the difference between the fair value of the underlying common stock at the commitment date and the embedded effective conversion price. When the Company determines that the embedded conversion option should be bifurcated from its host instrument, the embedded feature is accounted for in accordance with ASC 815. Under ASC 815, a portion of the proceeds received upon the issuance of the hybrid contract is allocated to the fair value of the derivative. The derivative is subsequently recorded at fair value at each reporting date based on current fair value, with the changes in fair value reported in the results of operations.
The Company also follows ASC 480-10, Distinguishing Liabilities from Equity (“ASC 480-10”) when evaluating the accounting for its hybrid instruments. A financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares shall be classified as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on any one of the following: (a) a fixed monetary amount known at inception (for example, a payable settled with a variable number of the issuer’s equity shares); (b) variations in something other than the fair value of the issuer’s equity shares (for example, a financial instrument indexed to the Standard and Poor’s S&P 500 Index and settled with a variable number of the issuer’s equity shares); or (c) variations inversely related to changes in the fair value of the issuer’s equity shares (for example, a written put option that could be net share settled). Hybrid instruments meeting these criteria are not further evaluated for any embedded derivatives and are carried as a liability at fair value at each balance sheet date with a re-measurement reported in other expense (income), net in the accompanying Condensed Consolidated Statements of Comprehensive Loss.
When determining the short-term vs. long-term classification of derivative liabilities, the Company first evaluates the instruments’ exercise provisions. Generally, if a derivative is a liability and exercisable within one year, it will be classified as short-term. However, because of the unique provisions and circumstances that may impact the accounting for derivative instruments, the Company carefully evaluates all factors that could potentially restrict the instrument from being exercised or create a situation where exercise would be considered remote. The Company re-evaluates its derivative liabilities at each reporting period end and makes updates for any changes in facts and circumstances that may impact classification.
Warrants Issued in Connection with Financings
The Company generally accounts for warrants issued in connection with debt and equity financings as a component of equity, unless the warrants include a conditional obligation to issue a variable number of shares or there is a deemed possibility that the Company may need to settle the warrants in cash. For warrants issued with a conditional obligation to issue a variable number of shares or the deemed possibility of a cash settlement, the Company records the fair value of the warrants as a liability at each balance sheet date and records changes in fair value in other expense (income), net in the Condensed Consolidated Statements of Comprehensive Loss.
Debt Issuance Costs and Interest
Discounts related to bifurcated derivatives, freestanding instruments issued in bundled transactions, and issuance costs are recorded as a reduction to the carrying value of the debt and amortized over the life of the debt using the effective interest method. The Company makes changes to the effective interest rate, as necessary, on a prospective basis. For debt facilities that provide for multiple advances, the Company initially defers any issuance costs until the first advance is made and then amortizes the costs over the life of the facility.
Research and Development Expenses and Licensed Technology
Research and development costs are expensed when incurred. These costs may consist of external research and development expenses incurred under agreements with third party contract research organizations and investigative sites, third party manufacturing organizations and consultants; license fees; employee-related expenses, which include salaries and benefits for the personnel involved in the Company’s preclinical and clinical drug development activities; facilities expense, and other expenses; and equipment and laboratory supplies.
Costs incurred for the rights to use licensed technologies in the research and development process, including licensing fees and milestone payments, are charged to research and development expense as incurred in situations where the Company has not identified an alternative future use for the acquired rights, and are capitalized in situations where there is an identified alternative future use. No cost associated with the use of licensed technologies has been capitalized to date.

Stock-Based Compensation Expense

Stock-based compensation expense is estimated at the grant date based on the fair value of the award, and the cost is recognized as expense ratably over the vesting period with forfeitures accounted for as they occur. The Company uses the Black Scholes Merton option pricing model for estimating the grant date fair value of stock options using the following assumptions:
•Volatility - Expected volatility is estimated using the historical stock price performance over the expected term of the award.
•Expected term - The expected term is based on a simplified method which defines the life as the weighted average of the contractual term of the options and the vesting period for each award.
•Risk-free rate - The risk-free interest rate for the expected term of the option is based on the average market rate on U.S. Treasury securities in effect during the period in which the awards were granted.
•Dividends - The dividend yield assumption is based on the Company’s history and expectation of paying no dividends in the foreseeable future.
Loss Per Common Share
The Company applies FASB ASC No. 260, Earnings per Share in calculating its basic and diluted net loss per common share. Basic loss per share of common stock is computed by dividing net loss available to common stockholders by the weighted-average number of shares of common stock outstanding for the period. The diluted loss per share of common stock is computed by giving effect to all potential common stock equivalents outstanding for the period determined using the treasury stock method. For purposes of this calculation, options to purchase common stock, restricted stock subject to vesting, warrants to purchase common stock and common shares underlying convertible debt instruments are considered to be common stock equivalents. The following outstanding shares of common stock equivalents were excluded from the computation of diluted net loss per share of common stock for the periods presented because including them would have been anti-dilutive:

	Three Months Ended June 30, (Unaudited)		Six Months Ended June 30, (Unaudited)
	2021	2020	2021	2020
Stock options	21,850,000	4,186,786	21,850,000	4,186,786
Common shares underlying convertible debt	5,213,498	5,125,364	5,213,498	5,125,364
Warrants	50,213,334	22,304,750	50,213,334	22,304,750
Recent Accounting Pronouncements
In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. This ASU amends the guidance on convertible instruments and the derivatives scope exception for contracts in an entity’s own equity and improves and amends the related EPS guidance for both Subtopics. The ASU will be effective for annual reporting periods after December 15, 2023 and interim periods within those annual periods and early adoption is permitted in fiscal periods ending after December 15, 2020. Upon implementation, the Company may use either a modified retrospective or full retrospective method of adoption. The adoption of ASU 2020-06 will impact the way the Company calculates its (loss) earnings per share, result in expanded disclosures around convertible instruments and remove the requirement to assess and record beneficial conversion features. The impact from adoption will depend on whether the Company elects to early adopt this ASU. The Company currently plans to adopt the provisions of this ASU on the effective date. However, it reserves the right to early adopt these provisions.
3. Warrants and Derivative Liabilities
There are significant judgments and estimates inherent in the determination of the fair value of the Company’s warrants and derivative liabilities. These judgments and estimates include assumptions regarding the Company’s future operating performance, the time to completing a liquidity event, if applicable, and the determination of the appropriate valuation methods.

If the Company had made different assumptions, the fair value of the warrants and derivative liabilities could have been significantly different (See Note 2).
Warrants

Warrants vested and outstanding as of June 30, 2021 are summarized as follows:

Source	Exercise Price	Term (Years)	Number of Warrants Vested and Outstanding
Pre 2015 Common Stock Warrants	$1.00	6-10	1,110,000
2015 Common Stock Warrants	$5.00	10	100,000
2016 Common Stock Warrants to Service Providers	$1.15	10	40,000
2016 Series C Common Stock Warrants to Placement Agent	$0.40	5	125,000
2017 Series D Common Stock Warrants to Placement Agent	$0.25	5	480,000
2017 Common Stock Warrants to Service Provider	$0.41	5	125,000
2018 Emerald Financing Warrants	$0.10	5	3,400,000
Emerald Multi-Draw Credit Agreement Warrants	$0.50	5	7,500,000
2019 Common Stock Warrants	$0.35	5	8,000,000
2020 Common Stock Warrants	$0.06	5	21,166,667
2020 Common Stock Warrants to Placement Agent	$0.075	4.99	8,166,667
Total warrants vested and outstanding as of June 30, 2021			50,213,334
Refer to Note 9 for warrant issuances and exercises subsequent to June 30, 2021.
Derivative Liabilities
The following tables summarize the activity of derivative liabilities for the periods indicated:

	Six Months Ended June 30, 2021
	December 31, 2020 Fair Value of Derivative Liabilities	Fair Value of Derivative Liabilities Issued	Change in Fair Value of Derivative Liabilities	Reclassification of Derivatives to Equity	June 30, 2021 Fair Value of Derivative Liabilities
Emerald Financing - warrant liability (1)	$38,567	$—	$358,998	$—	$397,565
Current balance of derivative liabilities	$38,567	$—	$358,998	$—	$397,565

	Six Months Ended June 30, 2020
	December 31, 2019 Fair Value of Derivative Liabilities	Fair Value of Derivative Liabilities Issued	Change in Fair Value of Derivative Liabilities	Reclassification of Derivatives to Equity	June 30, 2020 Fair Value of Derivative Liabilities
Emerald Multi Draw Credit Agreement - compound derivative liability (2)	$90,797	$—	$(90,797)	$—	$—
Emerald Financing - warrant liability (1)	276,024	—	76,708	—	352,732
Series B - warrant liability(3)	134,579	—	4,539	(26,563)	112,555
Total derivative liabilities	$501,400	$—	$(9,550)	$(26,563)	$465,287
Less, noncurrent portion of derivative liabilities	(90,797)				—
Current balance of derivative liabilities	$410,603				$465,287
Emerald Financing Warrant Liability (1)
In connection with the August 2020 Financing, the exercise price of the warrants was permanently set to $0.10. The warrants contain a contingent put option if the Company undergoes a subsequent financing that results in a change in control. The warrant holders also have the right to participate in subsequent financing transactions on an as-if converted basis.
The Company reviewed the warrants for liability or equity classification under the guidance of ASC 480-10, Distinguishing Liabilities from Equity, and concluded that the warrants should be classified as a liability and re-measured to fair value at the end of each reporting period. The Company also reviewed the warrants under ASC 815, Derivatives and Hedging/Contracts in Entity’s Own Equity, and determined that the warrants also meet the definition of a derivative. With the assistance of a third party valuation specialist, the Company valued the warrant liabilities utilizing the Monte Carlo valuation method pursuant to the accounting guidance of ASC 820-10, Fair Value Measurements. Beginning March 31 2021, the Company changed its valuation approach for the Emerald Financing Warrant Liability to a Black Scholes valuation method, as it was determined that a more simplistic model such as the Black Scholes valuation method yields a substantially similar result as a Monte Carlo simulation due to the Company's current assumptions.
The warrant liability is valued at the balance sheet dates using the following assumptions:

	June 30, 2021	December 31, 2020
Dividend yield	0.00%	0.00%
Volatility factor	145.3%	90.9%
Risk-free interest rate	0.18%	0.14%
Expected term (years)	1.63	2.13
Underlying common stock price	$0.16	$0.04
Emerald Multi-Draw Credit Agreement Compound Derivative Liability (2)

On April 29, 2020, the Company entered into the Amended Credit Agreement which removed the change in control provision as an event of default for advances before and after the amendment. As a result of the modification, the contingent interest feature component of the compound derivative is no longer required to be bifurcated as a derivative liability.

Series B Warrant Liability (3)

To compute the fair value of the warrants, the Company utilized the following assumptions in the Black Scholes Merton Option Pricing Model as follows:

June 30, 2020
Dividend yield	0.00%
Volatility factor	104.9%
Risk-free interest rate	0.16%
Expected term (years)	0.14
Underlying common stock price	$0.16

During the six months ended June 30, 2020, 312,500 Series B Common Stock Warrants with an intrinsic value of $26,563 were exercised for no consideration per share, which resulted in the issuance of 312,500 shares of common stock. Prior to exercise, these Series B Warrants were adjusted to fair value using a Black Scholes Merton Option Pricing Model which considered the closing trading price on the exercise dates. Because the exercise price of these options had been reset to $0.00, the fair value derived from the valuation model approximated the market value of the Company’s common stock on the exercise dates.
4. Debt
Multi-Draw Credit Agreement- Related Party
The Company’s Debt with Emerald Health Sciences consists of the following:

	Conversion Price	As of June 30, 2021	As of December 31, 2020
Total principal value of convertible debt—related party	$0.40	$2,014,500	$2,014,500
Unamortized debt discount		(792,839)	(1,079,821)
Unamortized debt issuance costs		(2,777)	(3,576)
Carrying value of total convertible debt - related party		1,218,884	931,103
Total principal value of non-convertible debt—related party	n/a	450,000	450,000
Total carrying value of advances under the multi-draw credit agreement		$1,668,884	$1,381,103
On October 5, 2018, the Company entered into the Credit Agreement with Emerald Health Sciences, a related party (See Note 8). On April 29, 2020, the Company entered into the Amended Credit Agreement with Emerald Health Sciences, which amends and restates the Credit Agreement. For all pre-existing and new advances, the Amended Credit Agreement removed the change in control as an event of default. The amendments to the pre-existing advances were accounted for as a modification. For all advances made after the Credit Agreement was amended, advances will be convertible at a reduced conversion price of $0.25 per share of Common Stock, unless Emerald Health Sciences provides notice that the advance will not be convertible.
On March 29, 2021, the Company amended the Amended Credit Agreement with Emerald Health Sciences which defers interest payments through the earlier of maturity or prepayment of the principal balance. The amendment was considered a modification for accounting purposes.
For all outstanding advances, the Amended Credit Agreement provides for a credit facility to the Company of up to $20,000,000 and is unsecured. Advances under the Amended Credit Agreement bear interest at an annual rate of 7% and mature on October 5, 2022. At Emerald Health Sciences’ election, convertible advances and unpaid interest may be converted into common stock at the applicable fixed conversion price of the underlying advance, subject to customary adjustments for stock splits, stock dividends, recapitalizations, etc. As of June 30, 2021, the Company has drawn down on $6,450,000 of the Amended Credit Agreement and may request to draw down up to the remaining amount. However, the Company does not consider the facility available until advance requests are approved, drawn down and funded by Emerald Health Sciences. The Amended Credit Agreement is still in place; however, there is no guarantee of continued funding by Emerald Health Sciences under the Amended Credit Agreement or otherwise.
The Amended Credit Agreement provides for customary events of default which may result in the acceleration of the maturity of the advances in addition to, but not limited to, cross acceleration to certain other indebtedness of the Company. In the case of an event of default arising from specified events of bankruptcy or insolvency or reorganization, all outstanding advances will become due and payable immediately without further action or notice. If any other event of default under the Amended Credit Agreement occurs or is continuing, Emerald Health Sciences may, by written notice, terminate its commitment to make any advances and/or declare all the advances, including accrued interest, payable due immediately. If any amount under the Amended Credit Agreement is not paid when due, such overdue amount shall bear interest at an annual default interest rate of the applicable rate plus 10%, until such amount is paid in full.
In connection with each advance under the Amended Credit Agreement, the Company has agreed to issue to Emerald Health Sciences warrants to purchase shares of common stock in an amount equal to 50% of the number of shares of common stock that each advance may be converted into. The warrants have a term of five years and are immediately exercisable upon issuance. Under the Amended Credit Agreement, Emerald Health Sciences may issue notice that no warrants will be granted at the time of the advance request. The warrants issued under the Credit Agreement have an exercise price of $0.50 per share and any future warrants issued under the Amended Credit Agreement will have a reduced exercise price of $0.35 per share. The exercise prices are subject to adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events or upon any distributions of assets, including cash, stock or other property to the Company’s stockholders (See Note 3).
As of June 30, 2021, the unamortized debt discount on the convertible advances will be amortized over a remaining period of approximately 1.27 years. As of June 30, 2021, the fair value of the shares underlying the convertible advances under the Amended Credit Agreement was $810,836. As of June 30, 2021, the if-converted value did not exceed the principal balance.
PPP Loan
On April 24, 2020, the Company received funding from the PPP Loan Lender pursuant to the PPP of the CARES Act administered by the SBA for a principal amount of $116,700. The PPP Loan had a maturity date of April 24, 2022 and an interest rate of 1.00% per year. Funds from the PPP Loan may only be used by the Company for payroll costs, costs for continuing group healthcare benefits, mortgage interest payments, rent, utility and interest on any other debt obligations that were incurred before October 9, 2020.
On April 5, 2021, the Company submitted an application for the full forgiveness of the PPP Loan to the PPP Loan Lender for the full amount of the loan. On May 20, 2021, the Company received notification that the application was accepted and that the full amount of the PPP Loan including accrued interest was forgiven. During the three and six months ended June 30, 2021, the Company has recorded a gain on forgiveness of the PPP loan in an amount of $117,953.
Interest Expense
The Company’s interest expense consists of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Related party interest expense – stated rate	$43,608	$37,726	$86,737	$73,371
PPP loan interest expense – stated rate	159	218	445	218
Non-cash interest expense:
Amortization of debt discount	145,885	133,310	286,982	263,657
Amortization of transaction costs	406	371	799	734
	$190,058	$171,625	$374,963	$337,980
5. Stockholders’ Equity and Capitalization
Increase to Authorized Shares of Capital Stock
On February 5, 2021, the Company increased its authorized shares of common and preferred stock to 5,000,000,000 and 50,000,000, respectively.

Warrant Exercises
During the six months ended June 30, 2021, 11,800,000 pre-funded warrants with an intrinsic value of $460,200 were exercised in exchange for 11,800,000 shares of common stock for gross proceeds of $11,800. As of June 30, 2021 all of the pre-funded warrants have been exercised.

During the six months ended June 30, 2021, 95,500,001 of the 2020 common stock warrants with an intrinsic value of $6,859,967 were exercised in exchange for 95,500,001 shares of common stock for gross proceeds of $5,730,000.

Refer to Note 9 for warrant exercises subsequent to June 30, 2021.
6. Stock-Based Compensation
Stock Incentive Plan
On October 31, 2014, after the closing of the Merger, the Board of Directors approved the Company’s 2014 Omnibus Incentive Plan (the “2014 Plan”). The share reserve under the 2014 Plan equals 10% of the number of issued and outstanding shares of common stock of the Company. In August 2020, the Company approved Amendment No. 2 to the 2014 Plan, which increased the share reserve by an additional 7,876,835 shares over the 10% of the number of issued and outstanding shares of common stock, and removed certain restrictions on the number of shares of common stock and the amount of cash-based awards up to which participants of the 2014 Plan can receive in a calendar year. The 2014 Plan authorizes the issuance of awards including stock options, stock appreciation rights, restricted stock, stock units and performance units to employees, directors, and consultants of the Company. As of June 30, 2021, the Company had 23,685,150 shares available for future grant under the 2014 Plan.
Stock Options
The following is a summary of option activities under the Company’s 2014 Plan for the six months ended June 30, 2021:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding, December 31, 2020	22,050,000	$0.06	9.52

Granted	700,000	0.16
Exercised	(106,250)	0.05
Cancelled	(753,750)	0.05
Forfeited	(40,000)	0.05
Outstanding, June 30, 2021	21,850,000	$0.07	9.05
Exercisable, June 30, 2021	6,130,000	$0.11	8.72
Vested and expected to vest, June 30, 2021	21,850,000	$0.07	9.05
During the three and six months ended June 30, 2021, 106,250 stock options with an intrinsic value of $13,281 were exercised for gross proceeds of $4,783.
The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option-pricing model using the following assumptions:

For the Six Months Ended June 30, 2021
Dividend yield	0.00%
Volatility factor	124.2%
Risk-free interest rate	1.11%
Expected term (years)	6.01
Awards Granted Outside the 2014 Plan

During the six months ended June 30, 2021, the Company granted an aggregate of 1,200,000 restricted shares of common stock to a non-employee consultant for investor relations services. Upon entering the service contract, half of the shares were issued, the remaining 50% will be issued upon the completion of the six month service contract.
The following is a summary of restricted stock activity outside of the Company’s 2014 Plan during the six months ended June 30, 2021:

	Number of Shares	Weighted Average Grant Date Fair Value
Unvested, December 31, 2020	—	$—

Granted	1,200,000	0.08
Released	(600,000)	0.08
Unvested, June 30, 2021	600,000	$0.08
Stock-Based Compensation Expense
The Company recognizes compensation expense using the straight-line method over the requisite service period. Stock-based compensation is included in the Condensed Consolidated Statements of Comprehensive Loss in general and administrative or research and development, depending upon the nature of services provided. Stock-based compensation expense (including compensation expense for restricted stock awards discussed above) was as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Research and development	$13,612	$—	$19,363	$—
General and administrative	98,087	28,709	238,916	92,851
	$111,699	$28,709	$258,279	$92,851
The total amount of unrecognized compensation cost was $764,803 as of June 30, 2021. This amount will be recognized over a weighted average period of 2.9 years.
7. Significant Contracts - University of Mississippi
UM 5050 Prodrug and UM 8930 Analog Agreements
In July 2018, the Company renewed its ocular licenses for UM 5050, a prodrug of tetrahydrocannabinol (“THC”), and UM 8930, an analog of cannabidiol (“CBD”). On May 24, 2019, the ocular delivery licenses were replaced by “all fields of use” licenses for both UM 5050 and UM 8930 (collectively, the “License Agreements”). Pursuant to the License Agreements, UM granted the Company an exclusive, perpetual license, including, with the prior written consent of UM, the right to sublicense, the intellectual property related to UM 5050 and UM 8930 for all fields of use.
The License Agreements contain certain milestone payments, royalty and sublicensing fees payable by the Company, as defined therein. Each License Agreement provides for an annual maintenance fee of $75,000 payable on the anniversary of the effective date. The Company made upfront payments for UM 5050 and UM 8930 of $100,000 and $200,000, respectively. In addition, in March 2020, the Company was notified by the United States Patent and Trademark Office, that a notice of allowance was issued for the proprietary analog of cannabidiol, CBDVHS, under the UM 8930 License Agreement. As a result, the Company paid UM a fee of $200,000. The milestone payments payable for each license are as follows:
i)$100,000 paid within 30 days following the submission of the first Investigational New Drug (“IND”) application to the Food and Drug Administration or an equivalent application to a regulatory agency anywhere in the world, for a product;

ii)$200,000 paid within 30 days following the first submission of a New Drug Application (“NDA”), or an equivalent application to a regulatory agency anywhere in the world, for each product that is administered in a different route of administration from that of the earlier submitted product(s); and
iii)$400,000 paid within 30 days following the approval of an NDA, or an equivalent application to a regulatory agency anywhere in the world, for each product that is administered in a different route of administration from that of the early approved product(s).
The royalty percentage due on net sales under each License Agreement is in the mid-single digits. The Company must also pay to UM a portion of all licensing fees received from any sublicensees, subject to a minimum royalty on net sales, and the Company is required to reimburse patent costs incurred by UM related to the licensed products. The royalty obligations apply by country and by licensed product, and end upon the later of the date that no valid claim of a licensed patent covers a licensed product in a given country, or ten years after the first commercial sale of such licensed product in such country.
Each License Agreement continues, unless terminated, until the later of the expiration of the last to expire of the patents or patent applications within the licensed technology, and the expiration of the Company’s payment obligations under such License Agreement. UM may terminate each License Agreement, by giving written notice of termination, upon the Company’s material breach of such License Agreement, including failure to make payments or satisfy covenants, representations or warranties without cure, noncompliance, a bankruptcy event, the Company’s dissolution or cessation of operations, the Company’s failure to make reasonable efforts to commercialize at least one product or failure to keep at least one product on the market after the first commercial sale for a continuous period of one year, other than for reasons outside the Company’s control, or the Company’s failure to meet certain pre-established development milestones. The Company may terminate each License Agreement upon 60 days’ written notice to UM.
As of June 30, 2021, with the exception of the fee due for the notice of patent allowance for CBDVHS, none of the other milestones under these license agreements have been met.
UM 5070 License Agreement
In January 2017, the Company entered into a license agreement with UM pursuant to which UM granted the Company an exclusive, perpetual license, including the right to sublicense, to intellectual property related to a platform of cannabinoid-based molecules (“UM 5070”), to research, develop and commercialize products for the treatment of infectious diseases.
The Company paid UM an upfront license fee of $65,000 under the license agreement. Under the license agreement, the Company is also responsible for annual maintenance fees of $25,000 that will be credited against any royalties incurred, contingent milestone payments upon achievement of development and regulatory milestones, and royalties on net sales of licensed products sold for commercial use. The aggregate milestone payments due under the license agreement if all the milestones are achieved is $700,000 and the royalty percentage due on net sales is in the mid-single digits. The Company must also pay to UM a percentage of all licensing fees it receives from any sublicensees, subject to a minimum royalty on net sales by such sublicensees. The Company’s royalty obligations apply on a country by country and licensed product by licensed product basis, and end upon the later of the date that no valid claim of a licensed patent covers a licensed product in a given country, and ten years after first commercial sale of such licensed product in such country.
The license agreement continues, unless terminated, until the later of the expiration of the last to expire of the patents or patent applications within the licensed technology, and expiration of the Company’s payment obligations under the license. UM may terminate the license agreement, effective with the giving of notice, if: (a) the Company fails to pay any material amount payable to UM under the license agreement and does not cure such failure within 60 days after UM notifies the Company of such failure, (b) the Company materially breaches any covenant, representation or warranty in the license agreement and does not cure such breach within 60 days after UM notifies us of such failure, (b) the Company materially breaches any covenant, representation or warranty in the license agreement and does not cure such breach within 60 days after UM notifies the Company of such breach, (c) the Company fails to comply in any material respect with the terms of the license and do not cure such noncompliance within 60 days after UM notifies the Company of such failure, (d) the Company is subject to a bankruptcy event, (e) the Company dissolves or ceases operations or (f) if after the first commercial sale of a product during the term of the license agreement, the Company materially fails to make reasonable efforts to commercialize at least one product or fails to keep at least one product on the market after the first commercial sale for a continuous period of one year, other than for reasons outside of the Company’s control. The Company may terminate the license agreement upon 60 days’ written notice to UM.
As of June 30, 2021, none of the milestones under this license agreement have been met.

8. Related Party Matters
Emerald Health Sciences
In January 2018, the Company entered into a securities purchase agreement with Emerald Health Sciences, pursuant to which Emerald Health Sciences purchased a majority of the equity interest in the Company, resulting in a change in control transaction. While Emerald Health Sciences no longer maintains a controlling interest in the Company, it holds a significant equity interest and have provided the Company with financing under the Amended Credit Agreement, as disclosed in Note 4.
On December 19, 2019, the Company entered into an Independent Contractor Services Agreement with Dr. Avtar Dhillon, a member of Emerald Health Sciences Board of Directors and its CEO, pursuant to which Dr. Dhillon will provide ongoing corporate finance and strategic business advisory services to the Company. In exchange for his services, Dr. Dhillon initially received a monthly fee of $10,000, with (i) $5,000 paid each month and (ii) $5,000 accruing from the effective date of the agreement and payable upon the Company’s completion of a material financing. On March 30, 2020, the Company and Dr. Dhillon amended the Independent Contractor Services Agreement by agreeing to defer payment of 100% of Dr. Dhillon’s consulting fees until the Board of Directors determines that the Company has been sufficiently financed to make such payments at which point the Company agreed to pay Dr. Dhillon his accrued consulting fees, and 10% of his accrued consulting fees, less applicable tax and other withholdings. The deferral was paid concurrent with the August 2020 Financing. After the August 2020 Financing, Dr. Dhillon continues to receive a monthly cash fee of $10,000 per month for his services. The Board of Directors reviews the monthly rate paid to Dr. Dhillon within 90 days of the end of each fiscal year. The Independent Contractor Services Agreement has an initial term of one year and automatically renews thereafter unless terminated earlier by either party. The Independent Contractor Services Agreement may be terminated by either party for cause upon written notice to the other party if the other party defaults in the performance of the agreement in any material respect or materially breaches the terms of the agreement, or without cause upon 30 days’ prior written notice to the other party. Under this agreement, for the three and six months ended June 30, 2021, the Company incurred fees of $30,000 and $60,000, respectively. For the the three and six months ended June 30, 2020, the Company incurred fees of $36,387 and $66,387, respectively. As of June 30, 2021 and December 31, 2020, the Company has accrued $10,000 of consulting fees and $7,032 in expense related to the Independent Contractor Services Agreement, respectively.
In addition, there is a Board Observer Agreement in place with Emerald Health Sciences to allow Dr. Dhillon to act as a representative of Emerald Health Sciences as a non-voting observer in meetings of the Board.
Emerald Health Pharmaceuticals, Inc.
As of June 30, 2021, Jim Heppell and Punit Dhillon are board members of the Company and Emerald Health Pharmaceuticals, a subsidiary of Emerald Health Sciences. As of June 30, 2021, Jim Heppell is also a board member of Emerald Health Sciences. The Company’s CEO, Punit Dhillon also served as a board member of Emerald Health Sciences until he tendered his resignation from such board on August 10, 2020.
The Company shares the same office location as Emerald Health Pharmaceuticals in San Diego, CA. The Company entered into a month-to-month lease agreement, effective April 30, 2021, with Emerald Health Pharmaceuticals as the sublessor and the Company as the sublessee. Under the sublease agreement the Company pays monthly base rent of $4,000 in addition to its share of common area expenses and utilities. For the three and six months ended June 30, 2021, the Company recognized $6,000 in expense under the sublease. As of June 30, 2021, the Company has paid Emerald Health Pharmaceuticals $4,000 for a security deposit which is included in other assets in the Company's Condensed Consolidated Balance Sheets.
Emerald Health Biotechnology España, S.L.U.
In January 2021 and April 2021, the Company entered into two separate Collaborative Research Agreements pursuant to a Master Services Agreement with Emerald Health Biotechnology España, S.L.U, a research and development entity with substantial expertise in cannabinoid science and a subsidiary of Emerald Health Research, Inc. which is 100% owned by Emerald Health Sciences. Under the agreements, Emerald Health Biotechnology España, S.L.U. will provide research and development services pursuant to an agreed upon project plans for the research and development of CBDVHS and preclinical development services for novel analogues. The term of each agreement is initially for a one-year period. The agreements will terminate upon delivery and acceptance of the final deliverables under the project plans or if either party is in breach of the terms of the contract and such breach remains uncured for 45 days. Payment for services are based on the negotiated amounts for the completion of agreed upon objectives as provided in the Collaborative Research Agreements. For the three and six months ended June 30, 2021, the Company incurred $73,678 and $143,278, respectively, in expenses under the Collaborative

Research Agreements. As of June 30, 2021, the Company has recognized prepaid asset in the amount of $10,390 to be offset against future research and development costs under the Collaborative Research Agreements.

9. Subsequent Events
Warrant exercise and issuance
On July 21, 2021, the Company entered into a letter agreement (“Letter Agreement”) with two existing accredited investors to exercise certain outstanding warrants (the “Exercise”) to purchase up to an aggregate of 21,166,667 shares of the Company’s common stock at an exercise price per share of $0.06 (the “Existing Warrants”). The Existing Warrants were issued on August 4, 2020, had an exercise price of $0.06 per share and an exercise period of five years from the date of issuance.

On July 26, 2021, the transaction closed and the Company issued 21,166,667 shares of common stock upon exercise of the Existing Warrants. The common stock is registered pursuant to effective registration statements on Form S-1 (File Nos. 333-239826 and 333-240226). The gross proceeds to the Company from the exercise were $1,270,000. As consideration for the immediate exercise of the Existing Warrants for cash, the exercising investors received new unregistered warrants to purchase up to an aggregate of 21,166,667 shares of common stock of the Company (the “New Warrants”).

The New Warrants are exercisable immediately at a price of $0.15 per share and have an exercise period of five years from the date of issuance. In addition, the New Warrants contain a cashless exercise provision which may be elected in the absence of an effective registration statement and could also require payment of liquidated damages by the Company in the form of cash payments in the event of a failure by the Company to timely deliver shares of common stock upon exercise of such warrants.

The New Warrants also contain a put option, under which, if the Company enters into a Fundamental Transaction, as defined in the New Warrant Agreement, the holders will be entitled to receive upon exercise, the kind and amount of securities, cash or other property that the holders would have received had they exercised the New Warrants immediately prior to such Fundamental Transaction. Alternatively, the Company or any successor entity will, at the option of a holder of a New Warrant, exercisable concurrently with or at any time within 30 days after the consummation of such Fundamental Transaction, purchase such holder’s New Warrant by paying to such holder an amount equal to the Black Scholes value of the remaining unexercised portion of such holder’s warrant in the same type or form of consideration (and in the same proportion), as is being offered to the holders of the Company's common stock.

H.C. Wainwright & Co., LLC (“Wainwright”) acted as the placement agent for the Exercise and the issuance of the New Warrants. At closing of the Exercise, the Company issued to Wainwright (or its designees) warrants to purchase up to an aggregate of 1,481,667 shares of common stock of the Company (the “2021 Placement Agent Warrants”), which equals 7.0% of the aggregate number of shares of common stock issuable to the investors upon the Exercise. The Placement Agent Warrants have identical terms to the New Warrants, except for the exercise price of $0.19 per share. In addition, the Company has agreed to pay Wainwright an aggregate cash fee equal to 7.5% of the gross proceeds received by the Company from the Exercise and the sale of the New Warrants, a management fee of 1.0% of the gross proceeds received by the Company from the Exercise and the sale of the New Warrants, $25,000 for non-accountable expenses and a $15,950 clearing fee, as applicable.

Stock option grant

On July 8, 2021, the Company granted 600,000 stock options to two consultants of the Company. The options have an exercise price of $0.16 per share and 10% vest immediately upon grant and 22.5% upon each successive anniversary of the vesting commencement date.

On July 22, 2021, in connection with the appointment of a new independent Board Director, the Company granted 250,000 stock options at an exercise price of $0.14 per share, of which 10% of such options shall be immediately vested, and the remaining 90% of the options shall vest in semi-annual installments over a period of two years from the grant date. In the event of a change of control of the Company (as defined in the award documents), the options shall become vested in full.

Termination of related party lease

On August 3, 2021, the Company provided its notice to Emerald Health Pharmaceuticals, Inc. to terminate the month-to-month sublease (Note 8). The termination will be effective on August 31, 2021.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements for the three and six months ended June 30, 2021 and 2020 (unaudited) and the year ended December 31, 2020 together with the notes thereto. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited, to those set forth under “Risk Factors” and elsewhere in this Quarterly Report on Form 10-Q.
Unless otherwise provided in this Quarterly Report, references to “we,” “us,” “our” and “Skye Bioscience” in this discussion and analysis refer to Skye Bioscience, Inc., a Nevada corporation formerly known as Emerald Bioscience, Inc., together with its wholly owned subsidiaries, Nemus, a California corporation, and SKYE Bioscience Pty Ltd. (formerly known as "EMBI Australia Pty Ltd."), an Australian proprietary limited company.

About Skye Bioscience, Inc.
We are a biopharmaceutical company targeting the discovery, development and commercialization of cannabinoid-based therapeutics through a number of license agreements with the University of Mississippi (“UM”). We continue to be a development and commercialization partner of UM working to bring UM’s proprietary cannabinoid molecules through the development process.
Effective March 25, 2019, we changed our name from Nemus Bioscience, Inc. to Emerald Bioscience, Inc. and effective January 19, 2021, we changed our name to Skye Bioscience, Inc. Our common stock is quoted on the OTCQB, under the symbol “SKYE”. Previously, it traded under the symbol “EMBI”. .
In August 2019, we formed a new subsidiary in Australia, SKYE Bioscience Australia, in order to qualify for the Australian government’s research and development tax credit for research and development dollars spent in Australia. The primary purpose of SKYE Bioscience Australia is to conduct clinical trials for our product candidates.

Our Product Candidates and Significant Contracts.
UM 5050 Prodrug Agreements and UM 8930 Analog Agreements
In July 2018, we renewed our ocular licenses for UM 5050, a prodrug of THC, and UM 8930, an analog of CBD. On May 24, 2019, the ocular licenses were replaced by “all fields of use” licenses for both UM 5050 and UM 8930 (collectively, the “License Agreements”). Pursuant to the License Agreements, UM granted us an exclusive, perpetual license, including, with the prior written consent of UM, the right to sublicense, the intellectual property related to UM 5050 and UM 8930 for all fields of use. All fields of use means that we may develop UM 5050 and UM 8930 to treat any disease through any form of delivery.

The exclusive license for THCVHS, a proprietary prodrug of THC, is expected to allow us to explore related uses for the active moiety of the prodrug, namely THC. Independent in vitro and in vivo studies have demonstrated the potential use of THC in a variety of potential indications based on the ability of the cannabinoid to act as an anti-inflammatory, anti-fibrotic, and/or inhibitor of neovascularization. The Company has generated data related to these effects using an ex vivo human tissue model of the eye. The prodrug technology employed in THCVHS is designed to enhance the pharmacokinetic and pharmacodynamics of the active part of the molecule, once introduced into the body through various routes of administration being considered by the development team.
The exclusive license of CBDVHS, an analog of CBD, is expected to permit us to expand research and development into organ systems outside of the ocular space. CBDVHS has demonstrated pharmacology different than CBD, while also exhibiting improved pharmacokinetics and bioavailability. As a result, CBDVHS will allow us to broaden our target diseases. Potential therapeutic areas for CBDVHS may include, the central nervous system, the gastrointestinal tract, the endocrine/metabolic system, reproductive system diseases, or as yet unrecognized opportunities. Moreover, the determination by the DEA that CBDVHS is not a controlled substance permits us to avoid additional regulatory scrutiny from the DEA throughout the development of the drug. We plan to develop strategic collaborations to identify and advance these applications.

UM 5070 License Agreement

In January 2017, we entered into a license agreement with UM pursuant to which UM granted us an exclusive, perpetual license, including the right to sublicense, the intellectual property related to a combination of cannabinoid molecules, to research, develop and commercialize products for the treatment of infectious diseases.

Our Product Candidates

Cannabinoids are a class of chemically diverse compounds that are mainly found in extracts from the cannabis plant. The human body also produces cannabinoids, called endocannabinoids, to regulate a number of its pathways. These compounds express their physiological response by binding to cannabinoid receptors (CB1 and CB2) and certain other receptors found throughout the human body. Some cannabinoids have been observed to exert multiple effects on the human body, including, but not limited to impacting the immune response, nervous system function and repair, gastrointestinal maintenance and motility, motor function in muscles, pancreatic functionality, tissue repair, blood sugar regulation, and integrity of function in the eye (including the optic nerve). Cannabis and specific cannabinoids have been studied widely and the results suggest that there may be a potential for these compounds to be used in treating many disorders or alleviating disease-associated symptoms.
We are focused on the development of proprietary, synthetic cannabinoid-derived molecules that have been bioengineered to improve the solubility, bioavailability and pharmacology of natural cannabinoids, while also providing the Company with strong intellectual property protection. The following table summarizes certain information regarding our cannabinoid product candidates:

Product Candidate	Indication	Development Status
THCVHS	Glaucoma	Preclinical
CBDVHS	Multiple Targets	Preclinical
Cannabinoid Cocktail	Anti-infective	Research

THCVHS

Our lead compound, THCVHS, is initially being developed to treat ocular disease. The first-in-human Phase 1 trials are expected to be conducted in healthy volunteers in Australia (the “Clinical Trial”) to evaluate the safety, tolerability, pharmacokinetics and pharmacodynamics of THCVHS. We are eligible under the AusIndustry research and development tax incentive program to obtain a cash incentive from the Australian Taxation Office. The tax incentive is available to us based on specific criteria with which we must comply and is based on our eligible research and development spend in Australia. The Company may be eligible for either a 43.5% refundable tax offset if it has aggregate turnover of less than $20 million per annum or a 38.5% non-refundable tax offset. Prior to August 2020, we executed several agreements, and the work underlying those agreements was subsequently delayed to the second quarter of 2022. Since August 2020, we have been focused on clinical enabling activities, notably:

•	formulation and manufacturing of drug product to supply our GLP toxicology studies and first-in-human Phase 1 clinical trial;
•	initiating and completing GLP toxicology studies to support our first-in-human Phase 1 clinical trial;
•	initiating and completing validation of a pharmacokinetic assay for both animal and human samples to support our pre-clinical and clinical studies; and
•	engaging our vendors and contractors to support the finalization of study-related materials for our Phase 1 study, including the finalization of the clinical study protocol.
The manufacturing of the active pharmaceutical ingredient of THCVHS is conducted in the United States. Formulation of the eye drop for testing is also performed in the United States but we rely on regulatory-accepted excipients that can be sourced from countries outside the United States, such as China. In connection with the recent pandemic of COVID-19 there could possibly be an impact on sourcing materials that are part of the eye drop formulation, as well as impacting volunteer and/or patient recruitment in Australia for clinical studies.

CBDVHS

We have embarked on research exploring the utility of different formulations of CBDVHS, our proprietary CBD analog. Early studies of CBDVHS demonstrated analgesic, anti-inflammation, anti-fibrotic, anti-seizure properties, including the potential treatment and management of several eye diseases, such as uveitis, dry eye syndrome, macular degeneration and diabetic retinopathy. Data we presented at the American Association of Pharmaceutical Scientists (“AAPS”) meeting held in November 2017, revealed that an ocular formulation of CBDVHS was able to penetrate multiple compartments of the eye, including reaching the retina and the optic nerve. Further testing will need to be conducted to further evaluate the possible utility of this compound as a therapeutic agent and we continue to advance our research studies related to CBDVHS to explore different therapeutic applications.

Cannabinoid Cocktail

Cannabinoid molecules have been shown through in vitro studies conducted by third parties to possess anti-infective activity against a variety of bacterial strains. We entered into a research agreement with UM to explore this area in 2015 and have tested a variety of cannabinoids in various strengths, combinations, and delivery systems against a variety of bacterial species found in community, healthcare, and institutional settings such as nursing homes, correctional facilities, and military quarters.

General Trends and Outlook

COVID-19 related

The COVID-19 pandemic has prompted governments and businesses to take unprecedented measures, such as restrictions on travel and business operations, temporary closures of business, and quarantines and shelter-in-place orders. The COVID-19 pandemic has significantly curtailed global economic activity and caused significant volatility and disruption in global financial markets. The COVID-19 pandemic and the measures taken by many countries in response have affected and could in the future materially impact the Company's business, results of operations, financial condition and stock price.

The full extent of the future impact of the COVID-19 pandemic on the Company's operational and financial performance is currently uncertain and will depend on many factors outside of our control, including, without limitation, the timing, extent, trajectory, and the duration of the pandemic; the availability, distribution, and effectiveness of vaccines; the imposition of protecting public safety measures, and the impact of the pandemic on any local operations across the United States and Australia, where we have operations and conduct laboratory research and clinical studies.

The ultimate impact on us and overall delay in our drug product research and development is unknown, but our operations and financial condition will suffer in the event of business interruptions, delayed clinical trials, production or a lack of laboratory resources due to the pandemic. As of the date of this filing, we are aware of the impact on our business as a result of COVID-19 but uncertain as to the extent of this impact on our Condensed Consolidated Financial Statements. There is uncertainty as to the duration and hence the potential impact. As a result, we are unable to estimate the potential impact on our business as of the date of this filing.

Financial Overview

We have incurred net losses and generated negative cash flows from operations since inception and expect to incur losses in the future as we continue development activities to support our product candidates through clinical trials. As a result, we expect to continue to incur operating losses and negative cash flows until our product candidates gain market acceptance and generate significant revenues.

Our net losses for the three and six months ended June 30, 2021 were $2,024,027 and $4,184,544, respectively, as compared to net losses of $1,420,236 and $3,761,896, respectively, for the three and six months ended June 30, 2020. As of June 30, 2021, we had an accumulated deficit of $42,918,525 and negative cash flows from operations of $3,019,489. As of June 30, 2021, we had unrestricted cash of $5,186,331 as compared to $2,469,410 December 31, 2020.

On February 5, 2021, we increased our authorized shares of common and preferred stock to 5,000,000,000 and 50,000,000, respectively.
Critical Accounting Policies and Estimates

Our Management’s Discussion and Analysis of Financial Condition and Results of Operations section discusses our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to accrued expenses, financing operations, and contingencies and litigation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The most significant accounting estimates inherent in the preparation of our financial statements include estimates and judgements as to the appropriate carrying values of our equity instruments, derivative liabilities, debt with embedded features and the valuation of our stock based compensation awards, which are not readily apparent from other sources. We consider certain accounting policies related to fair value measurements, convertible instruments, warrants issued in connection with financings, stock-based compensation expense, and earnings per share to be critical accounting policies that require the use of significant judgments and estimates relating to matters that are inherently uncertain and may result in materially different results under different assumptions and conditions.

Management assessed the critical accounting policies as disclosed in our Annual Report on Form 10-K for the year ended December 31, 2020 and determined that there were no changes to our critical accounting policies and estimates during the three and six months ended June 30, 2021.

Recently Issued and Adopted Accounting Pronouncements

See Note 2 to the accompanying Condensed Consolidated Financial Statements included in Part I, Item 1 of this Quarterly Report on Form 10-Q for information on recently issued accounting pronouncements and recently adopted accounting pronouncements. While we expect certain recently adopted accounting pronouncements to impact our estimates in future periods, the impact upon adoption was not significant to our current estimates and operations.
Results of Operations

Our results of operations have fluctuated from period to period and may continue to fluctuate in the future, based upon the progress of our clinical trials, our research and development efforts, variations in the level of expenditures related to investor relations and seeking new sources of capital, debt service obligations during any given period, and the uncertainty as to the extent and magnitude of the impact from the COVID-19 pandemic. Results of operations for any period may be unrelated to results of operations for any other period. In addition, historical results should not be viewed as indicative of future operating results. In particular, to the extent our medical affairs personnel and clinical trial subjects are subject to varying levels of restriction on accessing hospitals due to COVID-19, and to the extent government authorities and healthcare providers are continuing to limit elective surgeries, we expect our progress towards executing our clinical trials to be adversely affected.

Three months ended June 30, 2021 and 2020

Research and Development Expenses

Research and development expenses comprise of a majority of our operating expenses to date. Research and development expenses included the following:

•	license fees;

•	employee-related expenses, which include salaries, benefits and stock-based compensation;

•	payments to third party contract research organizations and investigative sites; and

•	payments to third party manufacturing organizations and consultants.
We expect to incur future research and development expenditures to support our preclinical and clinical studies. Preclinical activities include, laboratory evaluation of product chemistry, toxicity and formulation, as well as animal studies to assess safety and efficacy. Subject to the submission and approval by the FDA of our IND, clinical trials may commence and will involve the administration of the investigational new drug candidate to human subjects.

Below is a summary of our research and development expenses during the three months ended June 30, 2021 and 2020:

	Three Months Ended June 30,
	2021	2020	$ Change 2021 vs. 2020	% Change 2021 vs. 2020
Research and development expenses	$880,672	$428,529	$452,143	106%

Research and development expenses for the three months ended June 30, 2021 increased as compared to the three months ended June 30, 2020. The increase in research and development expenses was primarily due to increases in contract research and development activities, including manufacturing and product costs and our use of consultants.

General and Administrative Expenses

General and administrative expenses consisted primarily of salaries, benefits and stock compensation expense, general legal and patent related fees. Other significant expenses included professional and consulting fees related to the Company’s fundraising efforts and regulatory filings.

Total general and administrative expenses for the three months ended June 30, 2021 and 2020, were as follows:

	Three Months Ended June 30,
	2021	2020	$ Change 2021 vs. 2020	% Change 2021 vs. 2020
General and administrative expenses	$949,002	$792,129	$156,873	20%

General and administrative expenses for the three months ended June 30, 2021 increased as compared to the three months ended June 30, 2020. The increase in general and administrative expenses was primarily due to increases in investor and public relations expenses, legal, consulting, compensation expense, and payments to recruiters. These increases were offset by decreases in finance and accounting services costs, severance costs, insurance costs and legal fees..

Other Expense (Income)

Total other expense (income) for the three months ended June 30, 2021 and 2020, was as follows:

	Three Months Ended June 30,
	2021	2020	$ Change 2021 vs. 2020	% Change 2021 vs. 2020
Change in fair value of derivative liabilities	$120,648	$26,353	$94,295	358%
Interest expense	190,058	171,625	18,433	11%
Gain on forgiveness of PPP loan	(117,953)	—	(117,953)	100%
Total other expense (income)	$192,753	$197,978	$(5,225)	(3)%

For the three months ended June 30, 2021, we had net other expense of $192,753 related to interest expense and a loss from the change in fair value of derivative liabilities. The primary reason for the increase in other expense was the increase in the value of our derivative liability which resulted from increases in our stock price and volatility during the period. Additionally, during the three months ended June 30, 2020, the Credit Agreement was amended which resulted in a gain which offset the loss from the increase in the warrant liabilities included in the change in fair value of derivative liabilities during the period. The increase in interest expense was due to a higher average outstanding principal balance for the period ended June 30, 2021, as compared to the period ended June 30, 2020, from non-convertible advances on the Credit Agreement. Other expenses during the period were offset by the gain on debt forgiveness realized from the PPP Loan.

For the three months ended June 30, 2020, we had other expense of $197,978 related primarily to interest expense of $171,625 and an increase in the fair value of our derivative liabilities of $26,353.

Six months ended June 30, 2021 and 2020

Below is a summary of our research and development expenses during the six months ended June 30, 2021 and 2020:

	Six Months Ended June 30,
	2021	2020	$ Change 2021 vs. 2020	% Change 2021 vs. 2020
Research and development expenses	$1,490,328	$1,228,141	$262,187	21%

Research and development expenses for the six months ended June 30, 2021 increased as compared to the six months ended June 30, 2020. The increase in research and development expenses was primarily due to increases in contract research and development activities and our use of specialized consultants. These increases were offset by reduced license fees and compensation expenses.

General and Administrative Expenses

Total general and administrative expenses for the six months ended June 30, 2021 and 2020, were as follows:

	Six Months Ended June 30,
	2021	2020	$ Change 2021 vs. 2020	% Change 2021 vs. 2020
General and administrative expenses	$2,076,608	$2,203,725	$(127,117)	(6)%

General and administrative expenses for the six months ended June 30, 2021 decreased as compared to the six months ended June 30, 2020. The decrease in general and administrative expenses was primarily due to lower legal fees incurred during the period. The decrease was partially offset by increases in consulting, compensation and investor relations expenses.

Other Expense (Income)

Total other expense (income) for the six months ended June 30, 2021 and 2020, was as follows:

	Six Months Ended June 30,
	2021	2020	$ Change 2021 vs. 2020	% Change 2021 vs. 2020
Change in fair value of derivative liabilities	$358,998	$(9,550)	$368,548	(3859)%
Interest expense	374,963	337,980	36,983	11%
Gain on forgiveness of PPP loan	(117,953)	—	(117,953)	100%
Total other expense (income)	$616,008	$328,430	$287,578	88%

For the six months ended June 30, 2021, we had net other expense of $616,008 related to interest expense and a loss from the change in fair value of derivative liabilities. The primary reason for the increase in the loss on the change in fair value of our derivative liabilities was due to the increase in our stock price and volatility, for the period ended June 30, 2021 as compared to the period ended June 30, 2020 and because the Credit Agreement was amended in the prior period which resulted in the extinguishment of the compound derivative liability. The increase in interest expense was due to a higher average outstanding principal balance for the period ended June 30, 2021, as compared to the period ended June 30, 2020, from non-convertible advances on the Credit Agreement. Oher expenses during the period were offset by the gain on debt forgiveness realized from the PPP Loan.

For the six months ended June 30, 2020, we had other expense of $328,430 related primarily to interest expense of $337,980 which was offset by a decrease in the fair value of our derivative liabilities of $9,550.

Our results of operations have fluctuated from period to period and may continue to fluctuate in the future, based upon the progress of our clinical trials, our research and development efforts, variations in the level of expenditures related to investor relations and seeking new sources of capital, debt service obligations during any given period, and the uncertainty as to the extent and magnitude of the impact from the COVID-19 pandemic. Results of operations for any period may be unrelated to results of operations for any other period. In addition, historical results should not be viewed as indicative of future operating results. In particular, to the extent our medical affairs personnel and clinical trial subjects are subject to varying levels of restriction on accessing hospitals due to COVID-19, and to the extent government authorities and healthcare providers are continuing to limit elective surgeries, we expect our progress towards executing our clinical trials to be adversely affected.

Liquidity, Going Concern and Capital Resources

Liquidity and Going Concern

We have incurred operating losses and negative cash flows from operations since our inception. We expect to continue to incur significant losses in 2022 and expect to incur significant losses and negative cash flows from operations in the future. We anticipate that we will continue to incur net losses into the foreseeable future in order to advance and develop potential drug candidates into preclinical and clinical development activities and support our corporate infrastructure, which includes the costs associated with being a public company. We have funded our operations primarily through issuance of equity securities and borrowings from a related party.

On October 5, 2018, we secured a Credit Agreement with Emerald Health Sciences, providing us with a credit facility of up to $20,000,000. On April 29, 2020, we entered into the first amendment to the Credit Agreement with Emerald Health Sciences, which amended and restated the Credit Agreement. On March 29, 2021, we amended the Amended Credit Agreement with Emerald Health Sciences to defer interest payments until the earlier of maturity or prepayment of the principal balance. Under the Amended Credit Agreement, we may request to draw a remaining amount of up to $13,550,000 in advances from Emerald Health Sciences from time to time. However, we do not consider the facility available until advance requests are approved, drawn down and funded by Emerald Health Sciences. The outstanding advances of $2,464,500 under the Amended Credit Agreement bear interest at 7% per annum and mature on October 5, 2022.

On April 22, 2020, we received a principal amount of $116,700 from City National Bank under the Paycheck Protection Program of the Coronavirus Aid, Relief, and Economic Security Act administered by the U.S. Small Business Administration. We used the proceeds of the PPP loan for the payment of payroll and rent for our office space. On May 20, 2021, the principal amount plus interest was forgiven in full and we recognized a gain of $117,953 for the three and six months end June 30, 2021.

On August 4, 2020, we completed a registered direct offering and sold 56,333,334 common stock units each consisting of one share of common stock and one common stock warrant and 60,333,334 pre-funded units each consisting of one pre-funded warrant and one common stock warrant. The common units and pre-funded units were sold at a price per unit of $0.06 and $0.059, respectively, for net proceeds of $6,085,589, after deducting expenses payable by us of $854,078.

On July 21, 2021, we entered into an Letter Agreement with two accredited investors to exercise 21,166,667 Existing Warrants in exchange for the issuance of 21,166,667 New Warrants with an exercise price of $0.15 per share. The Existing Warrants had an exercise price of $0.06 and we received gross proceeds of $1,270,000 from the Exercise. Wainwright acted as the placement agent in the transaction and upon the issuance of the New Warrants, we issued 1,481,667 placement agent warrants with an exercise price of $0.19 to Wainwright. In addition, the Company has agreed to pay Wainwright an aggregate cash fee equal to 7.5% of the gross proceeds received by the Company from the Exercise and the sale of the New Warrants, a management fee of 1.0% of the gross proceeds received by the Company from the Exercise and the sale of the New Warrants, $25,000 for non-accountable expenses, and a $15,950 clearing fee, as applicable.

As of June 30, 2021, we had an accumulated deficit of $42,918,525, stockholders’ equity of $2,271,104 and working capital of $3,920,425. We had unrestricted cash of $5,186,331 as of June 30, 2021, as compared to $2,469,410 as of December 31, 2020. The net increase was primarily attributable to the exercise of 95,500,001 common stock warrants and 11,800,000 pre-funded warrants for cash proceeds of $5,730,000 and $11,800, respectively, and offsets from operating cash burn during the six months ended June 30, 2021. Without additional funding, management believes that we will not have enough funds to meet our obligations and continue our pre-clinical and clinical studies beyond one year after the date the Condensed Consolidated Financial Statements are issued. These conditions indicate it is probable that there is substantial doubt as to our ability to continue as a going concern, unless we are able to raise sufficient capital to continue our operations.

Our independent registered public accounting firm has issued a report on our audited financial statements as of and for the year ended December 31, 2020 that included an explanatory paragraph referring to our recurring operating losses and expressing substantial doubt in our ability to continue as a going concern. Our Condensed Consolidated Financial Statements have been prepared on a going concern basis, which assumes the realization of assets and settlement of liabilities in the normal course of business. Our ability to continue as a going concern is dependent upon our ability to generate profitable operations in the future and/or to obtain the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they become due. The outcome of these matters cannot be predicted with any certainty at this time and raise substantial doubt that we will be able to continue as a going concern. Our Condensed Consolidated Financial Statements do not include any adjustments to the amount and classification of assets and liabilities that may be necessary should we be unable to continue as a going concern.

Cash Flows

The following is a summary of our cash flows for the periods indicated and has been derived from our Condensed Consolidated Financial Statements which are included elsewhere in this Form 10-Q:

	Six Months Ended June 30,
	2021	2020
Net cash used in operating activities	$(3,019,489)	$(2,294,153)
Net cash used in investing activities	(10,170)	—
Net cash provided by financing activities	5,746,583	566,700

Cash Flows from Operating Activities

The primary use of cash for our operating activities during these periods was to fund research development activities for our pre-clinical product candidates and general and administrative activities. Our cash used in operating activities also reflected changes in our working capital, net of adjustments for non-cash charges, such as stock-based compensation, non-cash interest expense related to the amortization of our debt discounts on our related party Amended Credit Agreement, fair value adjustments related to our warrant liability and the gain realized from the forgiveness of the PPP Loan.

Cash used in operating activities of $3,019,489 during the six months ended June 30, 2021, reflected a net loss of $4,184,544, partially offset by aggregate non-cash charges of $789,053 and included a $376,002 net change in our operating assets and liabilities. Non-cash charges included $258,279 for stock-based compensation expense, $287,781 non-cash interest expense from the amortization of the debt discount on the multi-draw credit facility – related party, a $358,998 loss from the increase in fair value of our warrant liability and a $117,953 gain from the forgiveness of the PPP Loan. The net change in our operating assets and liabilities included a $72,427 increase in our prepaid expense and other current assets, and a $451,429 increase in our accrued expense and other current liabilities.

Cash Flows from Investing Activities

Our investing activities have consisted primarily of our capital expenditures in relation to the purchase of property plant and equipment. During the six months ended June 30, 2021, the Company purchased $10,170 in office equipment. During the six months ended June 30, 2020, there were no cash flows from investing activities.

Cash Flows from Financing Activities

Cash flows from financing activities primarily reflect proceeds from the sale of our securities and debt financings.

During the six months ended June 30, 2021, cash provided by financing activities included $5,741,800 in proceeds received in connection with the exercise of warrants and $4,783 received from employee stock option exercises.
Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Item 3. Quantitative and Qualitative Disclosures about Market Risk.
Not applicable.
Item 4. Controls and Procedures.
Evaluation of disclosure controls and procedures. We maintain controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosures. In designing and evaluating the disclosure controls and procedures, management recognizes that any control and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving the desired control objectives, and in reaching a reasonable level of assurance, management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

We conducted an evaluation, under the supervision and with the participation of our principal executive and financial officers, of the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2021. Based upon their evaluation and subject to the foregoing, the principal executive and financial officers have concluded that, as of the end of the period covered by this report, the disclosure controls and procedures were effective at a reasonable assurance level.
Changes in internal controls. Management determined there were no changes in internal control over financial reporting that occurred during the fiscal quarter covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II - OTHER INFORMATION
Item 1. Legal Proceedings
On June 3, 2021, Wendy Cunning, a former employee of the Company, initiated a legal proceeding against the Company in the U.S. District Court Central District of California (the "Action"). The Action asserts claims by Ms. Cunning for violation of whistleblower protections under the Sarbanes-Oxley Act, retaliation under California labor code section 1102.5, wrongful termination in violation of public policy and intentional infliction of emotional distress, against the Company. The Action seeks monetary damages in an indeterminable amount and civil penalties. The Company denies all claims and is vigorously defending the Action.
Other than as set out above, there have been no other material developments with respect to previously reported legal proceedings discussed in our Annual Report on Form 10-K for the year ended December 31, 2020.
Item 1A. Risk Factors.
Investing in our common stock involves a high degree of risk. Our Annual Report on Form 10-K for the year ended December 31, 2020 includes a detailed discussion of our risk factors under the heading “Part I, Item 1A-Risk Factors.” There are no changes from the risk factors previously disclosed in our Annual Report on Form 10-K. You should carefully consider the risk factors discussed in our Annual Report on Form 10-K, as well as the other information in this report before deciding whether to invest in shares of our common stock. The occurrence of any of the risks discussed in the Annual Report on Form 10-K could harm our business, financial condition, results of operations or growth prospects. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.
None.
Item 3. Defaults Upon Senior Securities.
None.
Item 4. Mine Safety Disclosures.
Not applicable.
Item 5. Other Information.
None.
Item 6. Exhibits.

3.1(1)	Articles of Incorporation of Registrant, as amended
3.2(2)	Amended and Restated Bylaws of Registrant
10.1**	Collaborative Research Agreement, dated April 2021, by and between Skye Bioscience, Inc. and Emerald Health Biotechnology España, S.L.
10.2*	Sublease Agreement, dated April 2021, by and between Skye Bioscience, Inc. and Emerald Health Pharmaceuticals, Inc.
31.1*	Certification of Principal Executive Officer, pursuant to Rule 13a-14 and 15d-14 of the Securities Exchange Act of 1934
31.2*	Certification of Principal Financial Officer, pursuant to Rule 13a-14 and 15d-14 of the Securities Exchange Act of 1934
32.1*	Certification of Principal Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2*	Certification of Principal Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
________

(1)Included as exhibit to our Annual Report on Form 10-K filed on March 1, 2021.
(2)Included as exhibit to our Current Report on Form 8-K filed August 20, 2015.

(*)Filed herewith.
(**) Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Skye Bioscience, Inc., a Nevada corporation

August 5, 2021	By:	/s/ Punit Dhillon
Punit Dhillon
	Its:	Chief Executive Officer, Secretary, Chairman of the Board, and Director (Principal Executive Officer)

August 5, 2021	By:	/s/ Richard Janney
Richard Janney
	Its:	Principal Accounting Officer (Principal Financial and Accounting Officer)